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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

The Liberty Corporation

(Name of Issuer)

Common stock, no par value

(Title of Class of Securities)

530370-10-5

(CUSIP Number)

Stephen M. Lynch
Robinson, Bradshaw & Hinson, P.A.
101 North Tryon Street, Suite 1900
Charlotte, North Carolina 28246
(704) 377-2536

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 530370-10-5			Page 2 of 14

1.	Name of Reporting Person: Raycom Media, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,581,599

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,581,599

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,581,599

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.6%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 530370-10-5			Page 3 of 14

1.	Name of Reporting Person: RL 123, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,581,599

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,581,599

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,581,599

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.6%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

CUSIP NO. 530370-10-5	Page 4 of 14

Item 1.	Security and Issuer.
     This statement on Schedule 13D (this “Statement”) is filed with respect to shares of common stock, no par value (“Common Stock”), of The Liberty Corporation, a South Carolina corporation (the “Company”). The address of the principal executive offices of the Company is 135 South Main Street, Greenville, South Carolina 29601.

Item 2.	Identity and Background.
     This Statement is being filed by Raycom Media, Inc., a Delaware corporation (“Raycom”), and RL123, Inc., a Delaware corporation and a wholly owned subsidiary of Raycom (“Merger Subsidiary”). Raycom owns and operates 37 television stations in 20 states. Merger Subsidiary is recently incorporated for the purpose of effecting a merger transaction with Liberty and has conducted no business other than in connection with such transaction. Raycom’s and Merger Subsidiary’s principal business and office address is RSA Tower, 20th Floor, 201 Monroe Street, Montgomery, Alabama 36104.
     Set forth below is information required by General Instruction C to Schedule 13D with respect to each executive officer and director of Raycom. The principal business and principal office address of Raycom is set forth in the first paragraph of this Item 2.

Principal Occupation, Principal Business of
Name and Residence or Business Address	Employer, and Principal Address of Employer
Executive Officers(1)
Paul H. McTear, Jr.	President and Chief Executive Officer of Raycom

Rebecca Shows Bryan	Vice President/General Counsel and Secretary of Raycom

Melissa D. Thurber	Vice President, Controller and Assistant Secretary of Raycom

Wayne D. Daugherty	Group Vice President, Television of Raycom

Martin Edelman	Group Vice President, Television of Raycom

Jeff Rosser	Group Vice President, Television of Raycom

Clyde Baucom	Vice President, Human Resources of Raycom

David Folsom	Vice President, Technology of Raycom

William McDowell	Vice President, Research of Raycom

Mary Carole McDonnell	Vice President, Programming of Raycom

John Alexander	Assistant Secretary of Raycom

(1)	The business address of each of the executive officers is RSA Tower, 20th Floor, 201 Monroe Street, Montgomery, Alabama 36104

SCHEDULE 13D

CUSIP NO. 530370-10-5	Page 5 of 14

Principal Occupation, Principal Business of
Name and Residence or Business Address	Employer, and Principal Address of Employer
Directors
John Stein	Co-Founder/Chief Executive Officer
IntraMicron, Inc.	IntraMicron, Inc. (microfibrous materials
2 Metroplex Drive	technology)
Suite 111	2 Metroplex Drive
Birmingham, Alabama 35209	Suite 111
Birmingham, Alabama 35209

Harry Bridgwood	Executive Vice President
New Water Street Corp.	New Water Street Corp. (commercial real estate)
Building Management Office	Building Management Office
55 Water Street	55 Water Street
New York, New York 10041	New York, New York 10041

Bruno Francisci	Manager, Corporate Audit Department
Altria Corporate Services, Inc.	Altria Corporate Services, Inc. (provides
120 Park Avenue	corporate affairs, finance, human resources,
11th Floor	information services and legal services to
New York, New York 10017	Altria Group, Inc. and its portfolio
companies, including Kraft Foods and Phillip
Morris International)
120 Park Avenue
11th Floor
New York, New York 10017

Diane S. Griswold	Portfolio Manager
Protective Life-Investments	Protective Life-Investments (insurance)
2801 Hwy. 280 S.	2801 Hwy. 280 S.
Birmingham, Alabama 35223	Birmingham, Alabama 35223

Joseph D. Hill	Not employed
15723 Berea Drive
Odessa, Florida 33556

John Lillie	Sales Manager
Delta Imaging Systems, Inc.	Delta Imaging Systems, Inc. (medical imaging
201 Blanton Ave.	technologies and medical imaging computer
Nashville, Tennessee 37210	networks)
201 Blanton Ave.
Nashville, Tennessee 37210

Paul H. McTear, Jr.	President and Chief Executive Officer of Raycom
RSA Tower, 20th Floor
201 Monroe Street
Montgomery, Alabama 36104

Jim Sefert	Retired
3 Autumn View Ridge Road
Traveler’s Rest, South Carolina 29690

Barbara Thomas	Vice President of Marketing and Advertising
Alabama Real Estate Holdings	Alabama Real Estate Holdings (real estate)
3500 Colonnade Parkway	3500 Colonnade Parkway
6th Floor	6th Floor
Birmingham, Alabama 35243	Birmingham, Alabama 35243

SCHEDULE 13D

CUSIP NO. 530370-10-5	Page 6 of 14
     The directors of Merger Subsidiary are Paul H. McTear, Jr. and Rebecca Bryan, and its executive officers are Paul H. McTear, Jr., President, and Rebecca Bryan, Secretary.
     Neither Raycom nor Merger Subsidiary, nor, to the best of either Raycom’s or Merger Subsidiary’s knowledge, any of the individuals listed above, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of Raycom’s and Merger Subsidiary’s knowledge, each of the individuals listed above is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
     None of the shares of Common Stock covered by this Statement have been purchased by Raycom. The following table lists the shareholders (the “Shareholders”) of the Company who have entered into Shareholder Voting Agreements (described in Item 4 of this Schedule 13D and filed as Exhibits 99.1 through 99.12 hereto) with respect to certain shares of Common Stock beneficially owned by such Shareholders and also includes certain information, to the best of Raycom’s and Merger Subsidiary’s knowledge with respect to the Shareholders:

SCHEDULE 13D

CUSIP NO. 530370-10-5	Page 7 of 14

Principal Occupation, Principal Business of
Name and Residence or Business Address	Employer, and Principal Address of Employer
W. Hayne Hipp	Chairman, Chief Executive Officer, and President,
The Liberty Corporation	The Liberty Corporation (broadcasting)
135 South Main Street	135 South Main Street
Greenville, South Carolina 29601	Greenville, South Carolina 29601

Anna H. Hipp Small	Investor
175 Pinecrest Court
Athens, Georgia 30605

Anna Kate Hipp	Investor
131 Huckleberry Ridge
Greenville, South Carolina 29609

Dorothy G. Leland	Investor
2707 Bayonne St.
Sullivan’s Island, South Carolina 29482

F. Reid Hipp	Investor
12 Pinckney Ave,
Greenville, South Carolina 29601

Frances M. McCreery	Investor
3190 Roundwood Rd.
Chagrin Falls, Ohio 44022

Cecil Guy Gunter, Jr.	Investor
PO Box 8558
Greenville, South Carolina 29604

John B. Hipp	Regional Director, Juvenile Diabetes Association
Juvenile Diabetes Association	(not-for-profit organization)
235 Peachtree NE	235 Peachtree NE
Suite 675	Suite 675
Atlanta, Georgia 30303	Atlanta, Georgia 30303

Mary H. Hipp	Investor
902 E. Washington Street
Apt. 401
Greenville, South Carolina 29601

SCHEDULE 13D

CUSIP NO. 530370-10-5	Page 8 of 14

Principal Occupation, Principal Business of
Name and Residence or Business Address	Employer, and Principal Address of Employer
Mary Jane Hipp Brock	Investor
765 Park Ave., Apt. 7A
New York, New York 10021

Mason A. Goldsmith	Attorney, Love, Thornton, Arnold & Thomason, P.A.
Love, Thornton, Arnold & Thomason, P.A.	(law firm)
410 East Washington St.	410 East Washington St.
Greenville, South Carolina 29601	Greenville, South Carolina 29601

Robert E. Hughes, Jr.	Investor
18 West North St.
Greenville, South Carolina 29601

Item 4.	Purpose of Transaction.
     On August 25, 2005, the Company, Raycom and Merger Subsidiary entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Subsidiary will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation. At the effective time and as a result of the Merger, (i) the Company will become a wholly owned subsidiary of Raycom and (ii) each share of Common Stock that is outstanding at the effective time of the Merger will be converted into the right to receive $47.35 in cash (the “Merger Consideration”). Each outstanding share of restricted stock granted under the Company’s Incentive Compensation Program will become fully vested and converted into the right to receive the Merger Consideration, and each outstanding option to purchase Common Stock will be converted into the right to receive a cash amount equal to the Merger Consideration less the exercise price for such option. In addition, at the effective time and as a result of the Merger, the officers and directors of Merger Subsidiary will become the officers and directors, respectively, of the Company as the surviving corporation of the Merger.
     Consummation of the Merger is subject to customary conditions, including (i) approval of the Company’s shareholders, (ii) approval of the Federal Communications Commission, (iii) expiration or termination of the applicable Hart-Scott-Rodino waiting period, (iv) absence of any law or order prohibiting the closing, (v) subject to certain specified exceptions, the absence of any material adverse effect with respect to the Company’s business and (vi) receipt of consents from certain third parties.
     The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.13 hereto and incorporated herein by reference. The Merger Agreement contains representations

SCHEDULE 13D

CUSIP NO. 530370-10-5	Page 9 of 14
and warranties of the Company, Raycom and Merger Subsidiary that they have made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Raycom and Merger Subsidiary and may be subject to important qualifications and limitations agreed by and among them in connection with negotiating the terms of the Merger Agreement. Moreover, certain representations and warranties may not be accurate or complete as of any specified date, because, among other reasons, they are subject to a contractual standard of materiality different from those generally applicable to stockholders or were used for the purpose of allocating risk among the parties thereto rather than establishing matters as facts.
     In connection with the Merger Agreement, each of the Shareholders entered into a shareholder voting agreement (collectively, the Shareholder Voting Agreements”) with Raycom and Merger Subsidiary pursuant to which each Shareholder has agreed
•	to vote the shares of Common Stock listed in the Shareholder Voting Agreement in favor of the Merger Agreement and the Merger at any meeting or meetings of the Company’s shareholders called to vote on the Merger Agreement and the Merger; and

•	not to vote or cause to be voted, such shares, or otherwise provide a proxy or consent or enter into a voting agreement to vote such shares, in favor of any third party’s Acquisition Proposal (as defined in the Merger Agreement); and

•	not to take any action that would prevent or otherwise adversely affect the consummation of the Merger and other transactions contemplated by the Merger Agreement, except that a Shareholder who is a directors of the Company is not restricted or restrained from taking actions required by his or her fiduciary duties as a director if such actions are in compliance with provisions of the Merger Agreement; and

•	subject to exception permitting a sale of up to 10% of shares of Common Stock directly owned by the Shareholder and up to 10% of the shares of Common Stock held in a trust the voting control over which is held by the Shareholder, not to, without the prior written consent of Raycom,
•	sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect the sale, transfer, pledge, assignment or disposition of, such shares of Common Stock unless the Shareholder receives an irrevocable proxy to vote such shares in favor of the Merger Agreement and the Merger and an agreement identical to the Shareholder Voting Agreement; and

•	take any action that would prohibit, prevent or preclude the Shareholder from performing his or her obligations under the Shareholder Voting Agreement.

SCHEDULE 13D

CUSIP NO. 530370-10-5	Page 10 of 14
     The aggregate number of shares of Common Stock covered by the Shareholder Voting Agreements is 3,581,599.
     The foregoing description of the Shareholder Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Shareholder Voting Agreements, which are filed as Exhibits 99.1 through 99.12 hereto and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
     (a) As a result of the Shareholder Voting Agreements Raycom and Merger Subsidiary may be deemed to have beneficial ownership of an aggregate of 3,581,599 shares of Common Stock, which constitutes approximately 19.6% of the outstanding shares of Common Stock, based on the representation of the Company included in the Merger Agreement that as of August 17, 2005 18,297,938 shares of Common Stock were issued and outstanding. Reference is made to the information set forth in each Schedule A to each Shareholder Voting Agreement, which is incorporated herein by reference. Each of Raycom and Merger Subsidiary disclaim beneficial ownership of such shares of Common Stock, and this Statement shall not be construed as an admission that either Raycom or Merger Subsidiary is, for any or all purposes, the beneficial owner of the securities covered by this Statement. Other than as provided in the first sentence of this Item, neither Raycom nor Merger Subsidiary nor, to the best knowledge of Raycom or Merger Subsidiary, any of the individuals listed in Item 2 of this Statement, owns or has any right to acquire, directly or indirectly, shares of Common Stock, except that Mr. Sefert, a director of Raycom, owns 12,050 shares of Common Stock.
     (b) Except to the extent that it may be deemed to by virtue of the Shareholder Voting Agreements, neither Raycom nor Merger Subsidiary has sole power to vote or direct the vote, shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of any shares of Common Stock. Raycom and Merger Subsidiary may be deemed in certain circumstances as more fully described in Item 4 to have the shared power with the Shareholders to vote 3,581,599 shares of Common Stock and to dispose of 3,223,439 shares of Common Stock. However, neither Raycom nor Merger Subsidiary is entitled to any rights as a shareholder of the Company as to the shares of Common Stock that are subject to the Shareholder Voting Agreements, and each of Raycom and Merger Subsidiary disclaims any beneficial ownership of the shares of Common Stock that are covered by the Shareholder Voting Agreements. Mr. Sefert has sole power to vote and dispose of the 12,050 shares of Common Stock that he owns.
     Certain information required by Item 2 relating to the Shareholders is, to the best of Raycom’s and Merger Subsidiary’s knowledge, set forth in Item 3 of this Statement. To the best of either Raycom’s or Merger Subsidiary’s knowledge, none of the Shareholders has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of Raycom’s and Merger Subsidiary’s knowledge, each of the Shareholders is a citizen of the United States.

SCHEDULE 13D

CUSIP NO. 530370-10-5	Page 11 of 14
     (c) Except pursuant to the Shareholder Voting Agreements, neither Raycom nor Merger Subsidiary nor, to the best of Raycom’s and Merger Subsidiary’s knowledge, any of the individuals listed in Item 2 of this Statement, has effected any transaction in the shares of Common Stock during the past 60 days.
     (d) The information set forth in Item 4 is incorporated by reference herein.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth in Item 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.
     The following are filed as exhibits to this Statement:

Exhibit 99.1	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and W. Hayne Hipp

Exhibit 99.2	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Robert E. Hughes, Trustee under the W. Hayne Hipp Family Trust

Exhibit 99.3	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Mason A. Goldsmith, Trustee

Exhibit 99.4	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Mary Jane Hipp Brock

Exhibit 99.5	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Mary H. Hipp

Exhibit 99.6	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and John B. Hipp

Exhibit 99.7	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Frances M. McCreery

Exhibit 99.8	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and F. Reid Hipp

Exhibit 99.9	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Dorothy G. Leland

SCHEDULE 13D

CUSIP NO. 530370-10-5	Page 12 of 14

Exhibit 99.10	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Anna Kate Hipp

Exhibit 99.11	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Anna H. Hipp Small

Exhibit 99.12	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Cecil Guy Gunter, Jr.

Exhibit 99.13
Agreement and Plan of Merger dated as of August 25, 2005 between The Liberty Corporation, Raycom Media, Inc. and RL 123, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of The Liberty Corporation dated August 26, 2005

Exhibit 99.14	Joint Filing Agreement dated as of September 2, 2005 between Raycom Media, Inc. and RL123, Inc.

SCHEDULE 13D

CUSIP NO. 530370-10-5	Page 13 of 14
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 2, 2005	RAYCOM MEDIA, INC.
	By:	/s/ Paul H. McTear, Jr.
Paul H. McTear, Jr., President

Date: September 2, 2005	RL123, INC.
	By:	/s/ Paul H. McTear, Jr.
Paul H. McTear, Jr., President

SCHEDULE 13D

CUSIP NO. 530370-10-5	Page 14 of 14
EXHIBIT INDEX

Exhibit No.	Exhibit
Exhibit 99.1	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and W. Hayne Hipp

Exhibit 99.2	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Robert E. Hughes, Trustee under the W. Hayne Hipp Family Trust

Exhibit 99.3	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Mason A. Goldsmith, Trustee

Exhibit 99.4	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Mary Jane Hipp Brock

Exhibit 99.5	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Mary H. Hipp

Exhibit 99.6	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and John B. Hipp

Exhibit 99.7	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Frances M. McCreery

Exhibit 99.8	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and F. Reid Hipp

Exhibit 99.9	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Dorothy G. Leland

Exhibit 99.10	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Anna Kate Hipp

Exhibit 99.11	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Anna H. Hipp Small

Exhibit 99.12	Shareholder Voting Agreement dated as of August 25, 2005 between Raycom Media, Inc., RL123, Inc. and Cecil Guy Gunter, Jr.

Exhibit 99.14	Joint Filing Agreement dated as of September 2, 2005 between Raycom Media, Inc. and RL123, Inc.